Exhibit 99.1

SCUDERIA FERRARI AND CHARLES LECLERC MOVING FORWARD TOGETHER

Maranello (Italy), 25 January 2024 - Ferrari N.V. (“Ferrari” or the "Company") (NYSE/EXM: RACE) announces that Scuderia Ferrari has renewed its technical and racing multi-year agreement with Charles Leclerc. The Monegasque driver will continue to compete for the Italian team in the Formula 1 World Championship in the next seasons.

For further information:

Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977